1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
2Q09 Quarterly Management Report
July 30, 2009
Operating Results Review:
Summary:
(Amounts are on consolidated basis and are in NT billions except otherwise noted)

	2Q09	1Q09	2Q08	QoQ	YoY

EPS (NT$ per common share)	0.94	0.06	1.09	1466.5%	(13.9%)
(US$ per ADR unit)	0.14	0.01	0.18

Consolidated Net Sales	74.21	39.50	88.14	87.9%	(15.8%)
Gross Profit	34.30	7.48	40.22	358.5%	(14.7%)
Gross Margin	46.2%	18.9%	45.6%

Operating Expense	(9.17)	(6.27)	(9.85)	46.2%	(6.9%)
Operating Income	25.13	1.21	30.37	1977.7%	(17.3%)
Operating Margin	33.9%	3.1%	34.5%
Non-Operating Items	1.26	(0.46)	2.00

Net Income	24.44	1.56	28.77	1467.9%	(15.0%)
Net Profit Margin	32.9%	3.9%	32.6%

Wafer Shipment (kpcs 8 inch-equiv.)	1,971	892	2,329	121.0%	(15.4%)
Note: Total outstanding shares were 25,626mn units on 6/30/09
Financial Highlights:
Second Quarter 2009
•	Consolidated net sales were NT$74.21 billion, representing a 87.9% sequential growth from 1Q09 and a 15.8% decline compared to 2Q08;

•	Gross margin was 46.2%, 27.3 percentage points higher than 1Q09 and 0.6 percentage point higher than 2Q08.

•	Operating margin was 33.9%, 30.8 percentage points higher than 1Q09 and 0.6 percentage point lower than 2Q08. Operating expenses were NT$9.17 billion, NT$2.90 billion higher than the previous quarter.

•	The combined result from non-operating income and long-term investment gains was a gain of NT$1.26 billion, compared to a loss of NT$0.46 billion in 1Q09 and a gain of NT$2.00 billion in 2Q08;

•	Consolidated net income attributable to shareholders of the parent company was NT$24.44 billion, with net profit margin of 32.9% and diluted EPS of NT$0.94.

TSMC
July 30, 2009	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	2Q09	1Q09	2Q08
Computer	28%	26%	31%
Communication	45%	46%	41%
Consumer	21%	21%	21%
Industrial/Others	6%	7%	7%
Revenue Analysis:
Application—Second quarter revenue was NT$74.21 billion, representing 87.9% sequential growth, due to improved demand outlook, electronics companies’ launching new products, and customers’ inventory restocking. In 2Q09, demand strongly rebounded across all applications compared to 1Q09. On a sequential basis, revenues from computer, communication, and consumer applications increased 128%, 100%, and 99%, respectively.

By Technology	2Q09	1Q09	2Q08
45/40nm	1%	1%	0%
65nm	28%	23%	18%
90nm	23%	25%	28%
0.11/0.13um	13%	16%	17%
0.15/0.18um	23%	21%	23%
0.25/0.35um	9%	11%	10%
0.50um+	3%	3%	4%
Technology—Revenue from 45/40nm exceeded 1% of total wafer sales in 2Q09, with wafer shipments tripling those of 1Q. Meanwhile, revenue from 65nm and 90nm were 28% and 23% of total wafer sales, respectively. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 65% of total wafer sales.

By Customer Type	2Q09	1Q09	2Q08
Fabless/System	82%	77%	71%
IDM	18%	23%	29%
Customer—Revenues from IDM customers accounted for 18% of total wafer sales in 2Q09, lower than 23% in 1Q09, primarily due to continued in-sourcing of IDM customers.

By Geography	2Q09	1Q09	2Q08
North America	65%	68%	72%
Asia Pacific	18%	14%	12%
China	3%	3%	2%
Europe	11%	12%	11%
Japan	3%	3%	3%
Geography—In 2Q09, revenues from customers based in North America accounted for 65% of total wafer sales, lower than 68% in 1Q09. Meanwhile, sales from customers in Asia Pacific, China, Europe, and Japan accounted for 18%, 3%, 11% and 3% of wafer sales, respectively.

TSMC
July 30, 2009	Page 3
II. Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	2Q09	1Q09	2Q08

COGS	39.91	32.02	47.92
Depreciation	18.54	18.97	18.23
Other MFG Cost	21.37	13.05	29.69

Gross Profit	34.30	7.48	40.22

Gross Margin	46.2%	18.9%	45.6%
Gross Profit Analysis:
Gross margin in 2Q09 was 46.2%, up 27.3 percentage points from 1Q09. A sharply increased utilization rate contributed 48.2 percentage points to gross margin, while several other elements acted to offset partially the increase in gross margin, including a lower percentage of total revenue from non-wafer-related business (-8.4 percentage points), one-time and miscellaneous items (-6.7 percentage points), increase in employee profit sharing (-2.0 percentage points), adverse effect of ROC SFAS No.10 on inventory valuation (-1.5 percentage points), decline in standard gross margin (-1.4 percentage points), and unfavorable exchange rate (-0.9 percentage point).
II — 1.1. QoQ Comparison

1Q09 Gross Margin	18.9%

Impact to Gross Margin	ppts
Higher utilization	48.2
Less non-wafer-related business	-8.4
One-time and miscellaneous	-6.7
Higher profit sharing expense	-2.0
Inventory valuation impact	-1.5
Declined standard margin	-1.4
Price decline: -1.7 ppts
Cost improvement: +1.4 ppts
Unfavorable mix: -1.1 ppts
Unfavorable FX rate	-0.9

2Q09 Gross Margin	46.2%
Gross margin in 2Q09 increased 0.6 percentage point compared with 45.6% in 2Q08, due to favorable exchange rate (+3.7 percentage points), one-time and miscellaneous items (+2.8 percentage points), partially offset by lower utilization rate (-4.1 percentage points), negative impact from the adoption of ROC SFAS No.10 (-1.5 percentage points), and decline in standard gross margin (-0.3 percentage points).
II — 1.2. YoY Comparison

2Q08 Gross Margin	45.6%

Impact to Gross Margin	ppts
Favorable FX rate	3.7
One-time and miscellaneous	2.8
Lower utilization	-4.1
Inventory valuation impact	-1.5
Declined standard margin	-0.3
Price decline: -5.1 ppts
Cost improvement: +5.9 ppts
Unfavorable mix: -1.1 ppts

2Q09 Gross Margin	46.2%

TSMC
July 30, 2009	Page 4
II — 2. Operating Expenses

(In NT billions)	2Q09	1Q09	2Q08

Total Operating Exp.	9.17	6.27	9.85
SG&A	4.07	2.54	4.45
Research & Development	5.10	3.73	5.40
Total Operating Exp. as a % of Sales	12.3%	15.9%	11.1%
Operating Expenses:
Total operating expenses for 2Q09 increased to NT$9.17 billion, representing 12.3% of net sales, lower than 15.9% of net sales in 1Q09.
Research and development expenditures increased by NT$1.37 billion sequentially, mainly due to higher level of employee profit sharing and more development expenses, mainly related to 28nm and 22nm technologies.
SG&A expenses increased by NT$1.53 billion from 1Q09 level. The increase was mainly due to higher level of employee profit sharing and opening expense related to Fab 12 Phase 4.
II — 3. Non-Operating Items

(In NT billions)	2Q09	1Q09	2Q08

Non-Operating Inc./(Exp.)	1.15	0.35	1.72
Net Interest Income/(Exp.)	0.56	0.88	1.24
Other Non-Operating	0.59	(0.53)	0.48

L-T Investments	0.11	(0.81)	0.28
SSMC	0.19	(0.32)	0.30
Others	(0.08)	(0.49)	(0.02)

Total Non-Operating Items	1.26	(0.46)	2.00
Non-Operating Items:
For 2Q09, combined result from non-operating income and long-term investment gain was a net gain of NT$1.26 billion.
Non-operating income was NT$1.15 billion, higher than NT$0.35 billion in 1Q09, primarily due to income from litigation compensation, higher disposal gains and lower impairment losses of financial assets, partially offset by less interest income.
Net investment gain was NT$0.11 billion, improving from a net loss of NT$0.81 billion in 1Q09, mainly due to business recovery in VIS and SSMC.
III. Financial Condition Review
III — 1. Liquidity Analysis
     (Selected Balance Sheet Items)

(In NT billions)	2Q09	1Q09	2Q08
Cash & Marketable Securities	246.77	229.79	223.99
Accounts Receivable — Trade	33.38	13.82	41.86
Inventory	18.97	14.78	23.36
Total Current Assets	309.42	268.56	299.76
Accounts Payable	25.96	10.97	21.14
Current Portion of Bonds Payable	0.00	0.00	8.00
Dividends Payable	77.17	0.00	77.04
Accrued Bonus to Employees, Directors and Supervisors	11.70	15.64	12.96
Accrued Liabilities and Others	14.80	18.76	27.84
Total Current Liabilities	129.63	45.37	146.98
Current Ratio (x)	2.4	5.9	2.0
Net Working Capital	179.79	223.19	152.78
Liquidity Analysis:
At the end of 2Q09, total current assets increased by NT$40.86 billion to NT$309.42 billion, mainly contributed by the free cash flow of NT$17.10 billion (please refer to page 6) generated during this quarter.
Total current liabilities increased by NT$84.26 billion in 2Q09, primarily resulting from the increases of cash dividend payable and payables to contractors and equipment suppliers.
Net working capital was NT$179.79 billion and current ratio decreased to 2.4x.

TSMC July 30, 2009	Page 5
III — 2. Receivable/Inventory Days

(In Number of Days)	2Q09	1Q09	2Q08

Days of Receivable	30	38	42

Days of Inventory	42	44	47
Receivable and Inventory Days:
Sequentially, days of receivable decreased by eight days to 30 days in 2Q09, mainly resulting from a slower growth in average receivables than in revenue.
Days of inventory decreased by two days to 42 days.
III — 3. Debt Service

(In NT billions)	2Q09	1Q09	2Q08

Cash & Marketable Securities	246.77	229.79	223.99

Interest-Bearing Debt	15.57	16.00	22.90

Net Cash Reserves	231.20	213.79	201.09
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$17.41 billion to NT$231.20 billion at the end of 2Q09, primarily due to free cash flow of NT$17.10 billion generated during this quarter.
IV. Cash Flow
IV — 1.1. Cash Flow Analysis

(In NT billions)	2Q09	1Q09	2Q08

Net Income	24.44	1.56	28.77
Depreciation & Amortization	20.05	20.48	20.03
Other Operating Sources/(Uses)	(19.97)	4.75	(3.75)
Total Operating Sources/(Uses)	24.52	26.79	45.05

Capital Expenditure	(7.42)	(5.62)	(22.27)
Marketable Financial Instruments	1.68	13.80	27.20
Other Investing Sources/(Uses)	(0.25)	(0.04)	(1.33)
Net Investing Sources/(Uses)	(5.99)	8.14	3.60

Repayment of Bonds Payable	0.00	(8.00)	0.00

Purchase of Treasury Stock	0.00	0.00	(6.62)
Other Financing Sources/(Uses)	(0.34)	0.12	(0.23)
Net Financing Sources/(Uses)	(0.34)	(7.88)	(6.85)

Net Cash Position Changes	18.19	27.05	41.80

Exchange Rate Changes & Others	(1.93)	1.60	(0.73)

Ending Cash Balance	239.52	223.26	185.35
Summary of Cash Flow:
Cash generated from operating activities totaled NT$24.52 billion during 2Q09, down from NT$26.79 billion in 1Q09, mainly due to higher level of business activities.
Net cash used in investing activities was NT$5.99 billion in 2Q09, reflecting capital expenditure of NT$7.42 billion and a NT$1.68 billion net decrease in marketable financial instruments.
As a result, TSMC ended 2Q09 with a cash balance of NT$239.52 billion.

TSMC July 30, 2009	Page 6
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$24.52 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$17.10 billion in 2Q09, compared to NT$21.17 billion in 1Q09.
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q09	2Q09	YTD

TSMC	161	218	379
XinTec and GUC	2	3	5
TSMC China & WaferTech	3	3	6
Other TSMC Subsidiaries	0	0	0

Total TSMC	166	224	390
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$224 million in 2Q09.
For year 2009, total capital expenditures for TSMC is expected to be around US$2.3 billion, compared with US$1.9 billion spent in 2008.
V-2. Capacity

	4Q08	1Q09	2Q09	3Q09	4Q09	2009
Fab / (Wafer size)	(A)	(A)	(A)	(F)	(F)	(F)
Fab-2 (6”)(1)	272	274	280	283	283	1,121
Fab-3 (8”)	274	286	289	292	283	1,150
Fab-5 (8”)	161	162	149	144	144	599
Fab-6 (8”)	282	295	284	287	287	1,154
Fab-8 (8”)	272	275	271	265	255	1,066
Fab-12 (12”)(2)	221	218	219	199	241	878
Fab-14 (12”)(2)	236	238	238	237	240	952
WaferTech (8”)	106	106	107	109	109	431
TSMC China (8”)	128	128	134	135	135	531
TSMC total capacity (8” equiv. Kpcs)	2,405	2,431	2,419	2,373	2,455	9,678
SSMC (8”)	73	64	65	65	65	259
Total managed capacity (8” equiv. Kpcs)	2,478	2,495	2,483	2,438	2,520	9,937

(1)	Figures represent number of 6” wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12” wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total managed capacity was 2,483K 8-inch equivalent wafers in the second quarter, decreased by 0.5% from 2,495K in 1Q09, mainly due to capacity migration to higher nodes.
Total managed capacity in 2009 is expected to reach 9,937K 8-inch equivalent wafers, representing an increase of 6.0% from 9,377K 8-inch equivalent wafers in 2008, while capacity for 12-inch wafer fabs is expected to increase by 10%, reaching 41% of total capacity.

TSMC July 30, 2009	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC Enhances 0.13µm Family to Enable Area Reduction and Performance Gain with Slim Platform for Analog and Power Management System-on-Chip Applications ( 2009/06/29 )

•	TSMC Sets July 21 as Record Date and July 15th as Ex-dividend Date for Common Share Dividends ( 2009/06/25 and 2009/6/30 )

•	TSMC Reports Foundry’s First 28 Nanometer Low Power Platform Technology with Fully Functional 64Mb SRAM ( 2009/06/17 )

•	TSMC Board of Directors Unanimously Re-elects and Appoints Dr. Morris Chang as Chairman. Dr. Chang Returns as Chief Executive Officer, Effective June 12, 2009. ( 2009/06/11 )

•	TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend, and Elect TSMC’s 11th Board of Directors , Including Four Independent Directors ( 2009/06/10 )

•	TSMC Launches Unified Interconnect Modeling Format for Advanced Process Technologies ( 2009/05/27 )

•	Fujitsu Microelectronics and TSMC to Collaborate on Leading-edge Process Technology ( 2009/04/30 )

•	TSMC Launches Integrated Sign-Off Flow To Shorten Design Cycle, Enhance Tape-Out Quality ( 2009/04/21 )

•	TSMC Announces Foundry’s First Mixed Signal/RF Referenced Design Kit ( 2009/04/21 )

•	TSMC/GUC 65LP ARM 1176JZF hardened cores Open Doors for 65nm Designers ( 2009/04/20 )

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2009 (audited)			March 31, 2009 (unaudited)		June 30, 2008 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$7,298	$239,517	40.8	$223,262	40.4	$185,346	30.1	$16,255	7.3	$54,171	29.2
Investments in Marketable Financial Instruments	221	7,252	1.2	6,527	1.2	38,642	6.3	725	11.1	(31,390)	(81.2)
Accounts Receivable — Trade	1,017	33,384	5.7	13,822	2.5	41,858	6.8	19,562	141.5	(8,474)	(20.2)
Inventories, Net	578	18,974	3.2	14,775	2.7	23,359	3.8	4,199	28.4	(4,385)	(18.8)
Other Current Assets	314	10,292	1.8	10,171	1.8	10,558	1.7	121	1.2	(266)	(2.5)

Total Current Assets	9,428	309,419	52.7	268,557	48.6	299,763	48.7	40,862	15.2	9,656	3.2

Long-Term Investments	990	32,498	5.5	35,682	6.5	31,937	5.2	(3,184)	(8.9)	561	1.8

Properties, Plant and Equipment	26,872	881,897	150.1	867,199	156.9	836,936	136.0	14,698	1.7	44,961	5.4
Less: Accumulated Depreciation	(20,014)	(656,826)	(111.8)	(640,121)	(115.8)	(574,738)	(93.4)	(16,705)	2.6	(82,088)	14.3

Properties, Plant and Equipment, Net	6,858	225,071	38.3	227,078	41.1	262,198	42.6	(2,007)	(0.9)	(37,127)	(14.2)

Other Assets	627	20,555	3.5	21,458	3.8	21,325	3.5	(903)	(4.2)	(770)	(3.6)

Total Assets	$17,903	$587,543	100.0	$552,775	100.0	$615,223	100.0	$34,768	6.3	($27,680)	(4.5)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$308	$10,105	1.7	$5,824	1.1	$11,632	1.9	$4,281	73.5	($1,527)	(13.1)
Payables to Contractors and Equipment Suppliers	483	15,853	2.7	5,145	0.9	9,511	1.5	10,708	208.1	6,342	66.7
Accrued Expenses and Other Current Liabilities	3,150	103,363	17.6	34,120	6.1	117,576	19.2	69,243	202.9	(14,213)	(12.1)
Current Portion of Bonds Payable and Long-Term Liabilities	9	309	0.1	286	0.1	8,262	1.3	23	7.8	(7,953)	(96.3)

Total Current Liabilities	3,950	129,630	22.1	45,375	8.2	146,981	23.9	84,255	185.7	(17,351)	(11.8)

Bonds Payable	137	4,500	0.8	4,500	0.8	4,500	0.7	—	—	—	—
Other Long-Term Liabilities	489	16,060	2.7	17,587	3.2	17,055	2.8	(1,527)	(8.7)	(995)	(5.8)

Total Liabilities	4,576	150,190	25.6	67,462	12.2	168,536	27.4	82,728	122.6	(18,346)	(10.9)

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	7,891	258,964	44.1	256,260	46.4	261,535	42.5	2,704	1.1	(2,571)	(1.0)
Capital Surplus	1,686	55,331	9.4	49,965	9.0	50,917	8.3	5,366	10.7	4,414	8.7
Legal Capital Reserve (2)	2,356	77,317	13.2	67,324	12.2	67,324	10.9	9,993	14.8	9,993	14.8
Special Capital Reserve (2)	—	—	—	392	0.1	392	0.1	(392)	(100.0)	(392)	(100.0)
Unappropriated Earnings (2)	1,260	41,348	7.0	103,896	18.8	84,237	13.7	(62,548)	(60.2)	(42,889)	(50.9)
Treasury Stock	—	—	—	—	—	(14,845)	(2.4)	—	—	14,845	(100.0)
Others	24	801	0.1	3,710	0.6	(6,319)	(1.1)	(2,909)	(78.4)	7,120	(112.7)

Total Equity Attributable to Shareholders of the Parent	13,217	433,761	73.8	481,547	87.1	443,241	72.0	(47,786)	(9.9)	(9,480)	(2.1)
Minority Interests	110	3,592	0.6	3,766	0.7	3,446	0.6	(174)	(4.6)	146	4.2

Total Shareholders’ Equity	13,327	437,353	74.4	485,313	87.8	446,687	72.6	(47,960)	(9.9)	(9,334)	(2.1)

Total Liabilities & Shareholders’ Equity	$17,903	$587,543	100.0	$552,775	100.0	$615,223	100.0	$34,768	6.3	($27,680)	(4.5)

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.818 as of June 30, 2009.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended June 30, 2009, March 31, 2009, June 30, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	2Q 2009			1Q 2009		2Q 2008		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,242	$74,212	100.0	$39,500	100.0	$88,137	100.0	$34,712	87.9	($13,925)	(15.8)
Cost of Sales	(1,206)	(39,916)	(53.8)	(32,020)	(81.1)	(47,916)	(54.4)	(7,896)	24.7	8,000	(16.7)

Gross Profit	1,036	34,296	46.2	7,480	18.9	40,221	45.6	26,816	358.5	(5,925)	(14.7)

Operating Expenses
Research and Development Expenses	(154)	(5,096)	(6.9)	(3,729)	(9.4)	(5,404)	(6.1)	(1,367)	36.7	308	(5.7)
General and Administrative Expenses	(87)	(2,881)	(3.8)	(1,595)	(4.0)	(3,170)	(3.6)	(1,286)	80.7	289	(9.1)
Sales and Marketing Expenses	(36)	(1,192)	(1.6)	(947)	(2.4)	(1,274)	(1.4)	(245)	25.8	82	(6.5)

Total Operating Expenses	(277)	(9,169)	(12.3)	(6,271)	(15.9)	(9,848)	(11.1)	(2,898)	46.2	679	(6.9)

Income from Operations	759	25,127	33.9	1,209	3.1	30,373	34.5	23,918	1,977.7	(5,246)	(17.3)

Non-Operating Income, Net	35	1,156	1.6	353	0.9	1,725	1.9	803	228.9	(569)	(32.9)
Investment Gains (Losses)	3	106	0.1	(813)	(2.1)	279	0.3	919	(113.0)	(173)	(62.1)

Income before Income Tax	797	26,389	35.6	749	1.9	32,377	36.7	25,640	3,425.6	(5,988)	(18.5)

Income Tax Benefits (Expenses)	(59)	(1,943)	(2.7)	739	1.9	(3,503)	(4.0)	(2,682)	(362.9)	1,560	(44.5)

Net Income	738	24,446	32.9	1,488	3.8	28,874	32.7	22,958	1,543.1	(4,428)	(15.3)

Minority Interests	0	(4)	—	71	0.1	(103)	(0.1)	(75)	(105.4)	99	(96.3)

Net Income Attributable to Shareholders of the Parent	738	24,442	32.9	1,559	3.9	28,771	32.6	22,883	1,467.9	(4,329)	(15.0)

Earnings per Share — Diluted	$0.03	$0.94		$0.06		$1.09		$0.88	1,466.5	($0.15)	(13.9)

Earnings per ADR — Diluted (2)	$0.14	$4.71		$0.30		$5.47		$4.41	1,466.5	($0.76)	(13.9)

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,944		25,920		26,286

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.104 for the second quarter of 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,920M and 26,286M shares for 1Q09 and 2Q08 after the retroactive adjustments for stock dividends

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Six Months Ended June 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For the Six Months Ended June 30
	2009			2008		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$3,406	$113,712	100.0	$175,617	100.0	($61,905)	(35.2)
Cost of Sales	(2,155)	(71,936)	(63.3)	(97,156)	(55.3)	25,220	(26.0)

Gross Profit	1,251	41,776	36.7	78,461	44.7	(36,685)	(46.8)

Operating Expenses
Research and Development Expenses	(264)	(8,825)	(7.8)	(10,674)	(6.1)	1,849	(17.3)
General and Administrative Expenses	(134)	(4,476)	(3.9)	(5,833)	(3.3)	1,357	(23.3)
Sales and Marketing Expenses	(64)	(2,139)	(1.8)	(2,458)	(1.4)	319	(13.0)

Total Operating Expenses	(462)	(15,440)	(13.5)	(18,965)	(10.8)	3,525	(18.6)

Income from Operations	789	26,336	23.2	59,496	33.9	(33,160)	(55.7)

Non-Operating Income, Net	45	1,508	1.3	3,596	2.0	(2,088)	(58.1)
Investment Gains (Losses)	(21)	(707)	(0.6)	857	0.5	(1,564)	(182.5)

Income before Income Tax	813	27,137	23.9	63,949	36.4	(36,812)	(57.6)

Income Tax Expenses	(36)	(1,204)	(1.1)	(6,839)	(3.9)	5,635	(82.4)

Net Income	777	25,933	22.8	57,110	32.5	(31,177)	(54.6)

Minority Interests	2	68	0.1	(196)	(0.1)	264	(134.3)

Net Income Attributable to Shareholders of the Parent	779	26,001	22.9	56,914	32.4	(30,913)	(54.3)

Earnings per Share — Diluted	$0.03	$1.00		$2.16		($1.16)	(53.6)

Earnings per ADR — Diluted (2)	$0.15	$5.01		$10.81		($5.80)	(53.6)

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,944		26,332

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.384 for the six months ended June 30, 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,332M shares for for the six months ended June 30, 2008 after the retroactive adjustment for stock dividends.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Six Months Ended June 30, 2009 and for the Three Months Ended June 30, 2009, March 31, 2009, and June 30, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Six Months 2009		2Q 2009	1Q 2009	2Q 2008
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$779	$26,001	$24,442	$1,559	$28,771
Net Income (Loss) Attributable to Minority Interest	(2)	(67)	4	(71)	103
Depreciation & Amortization	1,214	40,536	20,053	20,483	20,034
Deferred Income Tax	(21)	(697)	697	(1,394)	1,280
Equity in Losses (Earnings) of Equity Method Investees, Net	21	707	(106)	813	(280)
Changes in Working Capital & Others	(454)	(15,168)	(20,566)	5,398	(4,857)

Net Cash Provided by Operating Activities	1,537	51,312	24,524	26,788	45,051

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(306)	(10,219)	(968)	(9,251)	(14,635)
Property, Plant and Equipment	(390)	(13,032)	(7,415)	(5,617)	(22,274)
Financial Assets Carried at Cost	(4)	(131)	(48)	(83)	(90)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	770	25,704	2,651	23,053	41,840
Property, Plant and Equipment	—	5	3	2	30
Financial Assets Carried at Cost	2	75	75	—	35
Others	(8)	(259)	(291)	32	(1,310)

Net Cash Provided by (Used In) Investing Activities	64	2,143	(5,993)	8,136	3,596

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(7)	(251)	(86)	(165)	(164)
Proceeds from Exercise of Stock Options	1	29	14	15	91
Repayment of Long-Term Bonds Payable	(240)	(8,000)	—	(8,000)	—
Repurchase of Treasury Stock	—	—	—	—	(6,615)
Others	—	10	(265)	275	(159)

Net Cash Used in Financing Activities	(246)	(8,212)	(337)	(7,875)	(6,847)

Net Increase in Cash and Cash Equivalents	1,355	45,243	18,194	27,049	41,800

Effect of Exchange Rate Changes and Others	(10)	(340)	(1,939)	1,599	(731)

Cash and Cash Equivalents at Beginning of Period	5,830	194,614	223,262	194,614	144,277

Cash and Cash Equivalents at End of Period	$7,175	$239,517	$239,517	$223,262	$185,346

NOTE:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.384 for the six months ended June 30, 2009.

TSMC 2009 Second Quarter Investor Conference July 30, 2009

Agenda Welcome Elizabeth Sun 2Q09 Financial Results and 3Q09 Outlook Lora Ho CEO Comments Morris Chang Q&A Morris Chang / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 17, 2009 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2Q09 Financial Highlights 4Q07 2Q09 1Q09 4Q07 2Q08 2Q09 Guidance Actual ActualQoQ QoQ YoYYoY (In (In NT NT billions billions except except otherwise otherwise noted)noted) Results Guidance Net Sales 74.21 71 — 74 39.50 88.14 87.9% -15.8% Net Sales 93.86 92 — 94 5.5% 25.2% Gross Margin 46.2% 43.5% — 45.5% 18.9% 45.6% +27.3 ppt +0.6 ppt Gross Margin 47.8% 46% — 48% +2 ppt +1.8 ppt Operating Margin 33.9% 30.5% — 32.5% 3.1% 34.5% +30.8 ppt -0.6 ppt Operating Margin (1) 39.2% 37% — 39% +2.8 ppt +2.6 ppt EPS — Diluted (NT$) 0.94 0.06 1.09 1466.5% -13.9% EPS — Diluted (NT$) 1.31 14.3% 24.3% Free Cash Flow 17.10 21.17 22.78 -19.2% -24.9% Free Cash Flow 39.98 51.9% 12.9% ROE (%) (2) 21.4% 1.3% 24.2% +20.1 ppt -2.8 ppt ROE (%) (1) 27.9% +2.9 ppt +5.3 ppt Shipment (Kpcs, 8"-equiv. 1,971 892 2,329 121.0% -15.4% Wafer) Average Exchange Rate— 2,357 5.9% 37.2% Shipment (Kpcs, 8"-equiv. Wafer) 33.10 33.92 30.44 -2.4% 8.8% NTD/USD Total outstanding shares were 25,626mn units on 6/30/09 Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

Income Statements (In NT billions except otherwise noted) 2Q09 1Q09 2Q08 QoQ YoY Net Sales 74.21 39.50 88.14 87.9% -15.8% Gross Margin 46.2% 18.9% 45.6% +27.3 ppt +0.6 ppt Operating Expenses (9.17) (6.27) (9.85) 46.2% -6.9% Operating Margin 33.9% 3.1% 34.5% +30.8 ppt -0.6 ppt Non-Operating Items 1.15 0.35 1.72 228.9% -32.9% Long-Term Investment Gains (Losses) 0.11 (0.81) 0.28 -113.0% -62.1% Taxes (1.94) 0.74 (3.50) -362.9% -44.5% Net Income 24.44 1.56 28.77 1467.9% -15.0% Net Margin 32.9% 3.9% 32.6% +29.0 ppt +0.3 ppt EPS (NT Dollar) 0.94 0.06 1.09 1466.5% -13.9%

Gross Margin Analysis Gross Margin Analysis - QoQ Gross Margin Analysis - YoY 1Q09 Gross Margin 18.9% 2Q08 Gross Margin 45.6% Impact to Gross Margin ppts Impact to Gross Margin ppts Higher utilization 48.2 Favorable FX rate 3.7 Less non-wafer-related business -8.4 One-time and miscellaneous 2.8 One-time and miscellaneous -6.7 Lower utilization -4.1 Higher profit sharing expense -2.0 Inventory valuation impact* -1.5 Inventory valuation impact* -1.5 Declined standard margin -0.3 Declined standard margin -1.4 Price decline: -5.1 ppts Price decline: -1.7 ppts Cost improvement: +5.9 ppts Cost improvement: +1.4 ppts Unfavorable mix: -1.1 ppts Unfavorable mix: -1.1 ppts 2Q09 Gross Margin 46.2% Unfavorable FX rate -0.9 2Q09 Gross Margin 46.2% *Inventory valuation impacted by the adoption of ROC SFAS No. 10

2Q09 Revenue by Applications Industrial/Others 6% Consumer 21% Computer 28% Communications 45% Communications Computer Consumer 40.0 40.0 40.0 QoQ +100% $ B) B) B) (NT $ (NT (NT $ QoQ +128% Revenue Revenue Revenue QoQ +99% 0.0 0.0 0.0 1Q09 2Q09 1Q09 2Q09 1Q09 2Q09

# 2Q09 Revenue by Technology

TSMC Property


0.25/0.35um
9%
0.5um+
3%
40nm
1%
0.15/0.18um
23%
65nm
28%
0.11/0.13um
13%
90nm
23%


65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
25
20
15
10
5
0
30%
25%
20%
15%
10%
5%
0%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09
Rev (NT$B)
% of Sales

© 2009 TSMC, Ltd

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Balance Sheets & Key Indices Selected Items from Balance Sheets 2Q09 1Q09 2Q08 (In NT billions excepted otherwise noted) Amount % Amount % Amount % Cash & Marketable Securities 246.77 42.0% 229.79 41.6% 223.99 36.4% Accounts Receivable — Trade 33.38 5.7% 13.82 2.5% 41.86 6.8% Inventory 18.97 3.2% 14.78 2.7% 23.36 3.8% Long-Term Investment 32.50 5.5% 35.68 6.5% 31.94 5.2% Net PP&E 225.07 38.3% 227.08 41.1% 262.20 42.6% Total Assets 587.54 100.0% 552.78 100.0% 615.22 100.0% Current Liabilities 129.63 22.1% 45.37 8.2% 146.98 23.9% Long-Term Interest-bearing Debt 14.58 2.5% 15.72 2.8% 14.64 2.4% Total Liabilities 150.19 25.6% 67.46 12.2% 168.54 27.4% Total Shareholders’ Equity 437.35 74.4% 485.32 87.8% 446.68 72.6% Key Indices A/R Turnover Days 30 38 42 Inventory Turnover Days 42 44 47 Current Ratio (x) 2.4 5.9 2.0 Asset productivity = Annualized net sales / Average net fixed assets. (1)

Cash Flows (In NT billions except otherwise noted) 2Q09 1Q09 2Q08 Beginning Balance 223.26 194.61 144.28 Cash from operating activities 24.52 26.79 45.05 Capital expenditures (7.42) (5.62) (22.27) Share buyback 0.00 0.00 (6.62) Repayment of corporate bonds 0.00 (8.00) 0.00 Short-term investments/others (0.84) 15.48 24.91 Ending Balance 239.52 223.26 185.35 Free Cash Flow (1) 17.10 21.17 22.78 Free cash flow = Operating cash flow - Capital expenditures. (1)

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity 2009 Overall Capacity +6%; Advanced Capacity +10% 2008 1Q09 2Q09 3Q09 4Q09 2009 FAB / (Wafer size) (A) (A) (A) (F) (F) (F) Fab-2 ( 6”) (1) 1,056 274 280 283 283 1,121 Fab-3 ( 8”) 1,100 286 289 292 283 1,150 Fab-5 ( 8”) 650 162 149 144 144 599 Fab-6 ( 8”) 1,082 295 284 287 287 1,154 Fab-8 ( 8”) 1,076 275 271 265 255 1,066 Fab-12 ( 12”) (2) 840 218 219 199 241 878 Fab-14 ( 12”) (2) 818 238 238 237 240 952 WaferTech ( 8”) 420 106 107 109 109 431 TSMC (Shanghai) ( 8”) 453 128 134 135 135 531 TSMC & Subsidiaries 9,104 2,431 2,419 2,373 2,455 9,678 (8” Equivalent Kpcs) SSMC ( 8”) 272 64 65 65 65 259 Total TSMC-managed 9,377 2,495 2,483 2,438 2,520 9,937 (8” Equivalent Kpcs)

Capital Expenditures (In US millions) 1Q09 2Q09 YTD TSMC 161 218 379 XinTec and GUC 2 3 5 TSMC Shanghai & WaferTech 3 3 6 Other TSMC Subsidiaries 0 0 0 TSMC Consolidated 166 224 390 Note: 2009 CapEx was based on the weighted average exchange rate of NT$33.384 per US dollar.

3Q09 Guidance Revenue is expected to be between NT$88 billion and NT$90 billion, at a forecast exchange rate of 32.84 NT dollars to 1 US dollar averaged over 3Q09. Gross profit margin is expected to be between 46.5% and 48.5%. Operating profit margin is expected to be between 35 % and 37%. 2009 capital expenditure will be increased to around US$2.3 billion

Recap of Recent Major Events

TSMC Property

- TSMC Enhances 0.13μm Family to Enable Area Reduction and Performance Gain with Slim Platform for Analog and Power Management System-on-Chip Applications (2009/06/29)
- TSMC Sets July 21 as Record Date and July 15th as Ex-dividend Date for Common Share Dividends (2009/06/25 and 2009/6/30)
- TSMC Reports Foundry's First 28 Nanometer Low Power Platform Technology with Fully Functional 64Mb SRAM (2009/06/17)
- TSMC Board of Directors Unanimously Re-elects and Appoints Dr. Morris Chang as Chairman. Dr. Chang Returns as Chief Executive Officer, Effective June 12, 2009. (2009/06/11)
- TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend, and Elect TSMC's 11th Board of Directors , Including Four Independent Directors (2009/06/10)
- TSMC Launches Unified Interconnect Modeling Format for Advanced Process Technologies (2009/05/27)
- Fujitsu Microelectronics and TSMC to Collaborate on Leading-edge Process Technology (2009/04/30)
- TSMC Launches Integrated Sign-Off Flow To Shorten Design Cycle, Enhance Tape-Out Quality (2009/04/21)
- TSMC Announces Foundry's First Mixed Signal/RF Referenced Design Kit (2009/04/21)
- TSMC/GUC 65LP ARM 1176JZF hardened cores Open Doors for 65nm Designers (2009/04/20)

* Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

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© 2009 TSMC, Ltd

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer